POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and six months ended July 31, 2015

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

General

The following information, prepared as at September 3, 2015, should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. (“PolyMet” or the “Company”) as at July 31, 2015 and for the three and six months ended July 31, 2015 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended January 31, 2015 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States (“US”) dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of directors who are all independent, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:

•	Completion of environmental review on the expected timeframe;
•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans;
•	Effectively managing currency market fluctuations; and
•	Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Form 20-F. These risks, uncertainties and other factors include, but are not limited to:

•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. Readers should not place undue reliance on forward-looking statements. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a Toronto Stock Exchange and NYSE MKT listed Issuer engaged in the exploration and development of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex. Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east NorthMet, Mesaba, Serpentine, and Nokomis.

PolyMet acquired the Erie Plant through three Contracts for Deeds with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (“Cliffs”). The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, and large administrative offices on site.

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land. The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Environmental Review and Permitting
Under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”), state and federal agencies are required to complete an Environmental Impact Statement (“EIS”) with periods for public review and comment before permits to construct and operate the Project can be issued.

PolyMet commenced the environmental review and permitting process in 2004. In October 2005 the scope of the NorthMet EIS was agreed and the Minnesota Department of Natural Resources (“MDNR”) and U.S. the Army Corps of Engineers (“USACE”) were established as Co-lead Agencies. Three Minnesota Chippewa bands joined as Cooperating Agencies. In 2006 the Co-lead Agencies appointed Environmental Resource Management (“ERM”) as EIS Contractor responsible for preparing the EIS.

Following publication of the draft EIS, in June 2010 the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS (“SDEIS”) incorporating a proposed land exchange with the U.S. Forest Service (“USFS”) and expanded government agency cooperation, with the USFS joining as a federal Co-lead Agency. In June 2011 the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency.

In December 2013 the Co-lead Agencies published the supplemental draft EIS (“SDEIS”), which started a new 90-day period for public review and comment, including three public meetings and resulted in an EC-2 rating from EPA, the highest rating given to a mining project as far as PolyMet is aware.

On June 22, 2015, the preliminary final EIS (“PFEIS”) incorporating responses to approximately 58,000 comments on the SDEIS was circulated to the Co-lead and Cooperating Agencies for review prior to publication of the final EIS in the Federal Register and the Minnesota Environmental Quality Board (“EQB”) Monitor, which the MDNR expects to happen in November 2015.

After publication of the final EIS, the public will have a minimum of 30 days to comment on the adequacy of the document. Under Minnesota law, the criteria for determining adequacy are whether the environmental review addressed the issues identified in the original scoping review, met EIS procedural requirements, and responded to substantive comments received on the draft EIS and SDEIS. The MDNR expects to complete its review of comments in approximately four weeks and issue its Record of Decision on the adequacy of the EIS in February 2016.

The EIS adequacy decision provides the legal and procedural basis upon which the state can issue a 401 water certification and other required state permits to construct and operate the NorthMet Project.

The federal Agencies follow different paths after publication of the final EIS. The USACE can issue its Record of Decision and 404 Wetlands Permit upon issuance of the 401 certification. The USFS will issue a draft Record of Decision on the land exchange followed by a 45-day public review period after which the USFS has up to 75 days to consider comments and issue a final Record of Decision.

Summary of Recent Events and Outlook

Highlights of Fiscal 2016 to Date

•	On June 22, 2015, the PFEIS was circulated to the Co-lead and Cooperating Agencies for review, which has now been completed.
•

PolyMet received the second and third tranches from the Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), $30 million loan facility on April 15, 2015 in the amount of $8.0 million and on July 1, 2015 in the amount of $8.0 million. The remaining $6.0 million is scheduled to be drawn on or before October 1, 2015.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

•

On July 30, 2015, PolyMet amended its previous financing arrangement with Glencore by extending the maturity date of the $25 million initial principal convertible debentures to the earlier of the date upon which PolyMet has given Glencore ten days notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore (the “Early Maturity Event”) or March 31, 2016 and the interest rate was increased from 12-month US dollar LIBOR plus 4.0% to 12-month US dollar LIBOR plus 8.0% effective August 1, 2015. The purchase warrant expiration date was extended to the earlier of the Early Maturity Event or December 31, 2016 and the purchase price was reduced from $1.3022 per share to $0.9292 per share. All other terms of both the debentures and the warrants described above are unchanged.

Net cash used in operating and investing activities during the six months ended July 31, 2015 was $16.108 million, of which approximately $6 million was spent on environmental review and permitting as PolyMet pays its own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff costs and the cost of the EIS Contractor. Other spending relates to maintaining existing infrastructure, engineering, and general corporate purposes.

Goals and Outlook for Remainder of Fiscal 2016
The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet’s control. Understanding that, PolyMet’s objectives include:

•	Publication of the final EIS in the state EQB Monitor and the Federal Register (according to the MDNR);
•	Submission of mining, air and water permit applications as the EIS process concludes;
•	Completion of the Definitive Cost Estimate and Project Update; and
•	Construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of permits.

The MDNR has stated that it expects to issue its Record of Decision on EIS Adequacy in early Fiscal 2017.

PolyMet expects to spend approximately $30 million during the year ended January 31, 2016. The primary focus remains completion of the environmental review and permitting process, which is anticipated to cost approximately $16 million during the year. Other areas of focus include engineering and completion of the definitive cost estimates, which is anticipated to cost approximately $3 million during the year.

Prior to receipt of permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately two years. The Company is in discussion with commercial banks and other financial institutions regarding construction finance.

Detailed Description of Business

Asset Acquisitions
In November 2005 the Company, through its Minnesota subsidiary Poly Met Mining, Inc., acquired the Erie Plant, which is located approximately six miles west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company after its bankruptcy, at which time the plant was shut down with a view to a potential restart. The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The Company plans to sell separate copper and nickel concentrates prior to completion of construction and commissioning of a new hydrometallurgical metal recovery processing facility which, when completed, will upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions. In April 2010 Cliffs entered into a consent decree with the MPCA relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012 long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012 a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

Feasibility Study, Mineral Resources and Mineral Reserves
With publication of the DFS in September 2006, summarized in a NI 43-101 Technical Report, PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.08% nickel and 0.012 ounces per short ton ("opt") of precious metals (palladium, platinum and gold).

In September 2007 PolyMet reported an expansion in these proven and probable mineral reserves to an estimated 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.010 opt of precious metals. These mineral reserves lie within measured and indicated mineral resources of an estimated 694.2 million short tons grading 0.27% copper, 0.08% nickel and 0.010 opt of precious metals. The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce, respectively, for palladium, platinum and gold.

In May 2008 PolyMet reported revised plans that included the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period and reduced estimates of capital costs prior to first revenues, with the new metallurgical facilities to be constructed during initial production and sales of concentrate and funded from cash flow from initial operations.

In February 2011 PolyMet further simplified the proposed metallurgical process and planned to build the Project in two phases:

•	Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals; and
•

Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

In February 2013 PolyMet announced further improvements to the NorthMet Project that it anticipates will reduce the NorthMet Project’s environmental impacts. The reduced environmental impacts include: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and all contact water discharged from the NorthMet Project will be treated through reverse osmosis plants.

An Updated Technical Report under NI 43-101 describing these changes is filed on EDGAR and SEDAR.

PolyMet plans to complete a Definitive Cost Estimate and Project Update prior to commencement of construction. The Project Update will incorporate numerous process and project improvements, environmental controls described in the final EIS. The Project Update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design. As part of this program, PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004. In October 2005 the MDNR published its Environmental Assessment Worksheet Decision Document that set out the scope of the EIS and established the MDNR as the lead state agency and the USACE as the lead federal agency responsible for the NorthMet EIS. In 2006 the Co-lead Agencies appointed ERM as EIS Contractor to prepare the EIS.

In November 2009 the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment, including two public meetings. The EPA issued an extensive comment letter and rating of the project and the draft EIS in its role as reviewer of projects that could impact the environment.

In June 2010 the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011 the EPA joined as a Cooperating Agency.

In December 2013 the Co-lead Agencies published the SDEIS, which started a new period for public review and comment, including three public meetings. The EPA issued comments on the SDEIS, which included an EC-2 rating. The EC-2 rating is the highest rating for a proposed mining project, so far as the Company is aware. The highest rating LO (Lack of Objections) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC-2 (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing which have been built or are in the process of being constructed.

On June 22, 2015 the PFEIS incorporating responses to approximately 58,000 comments, several thousand of which were substantive, on the SDEIS was circulated to the Co-lead and Cooperating Agencies for review.

Publication of the final EIS and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued. The Company is preparing mining, air and water permit applications as the EIS process concludes.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

The environmental review and permitting process is managed by the regulatory agencies and therefore, timelines are not under PolyMet’s control.

The major permits are:

U.S. Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

Financing Activities

The universal shelf registration on Form F-3 and short form base shelf prospectus were renewed in January 2013 for the same offering limit and covering the same securities. The universal shelf registration on Form F-3 allows PolyMet the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units in the United States for 36 months. The Company is currently evaluating the renewal of the universal shelf registration in Canada, which expired 25 months after its last renewal in January 2013. Unless otherwise specified, the net proceeds from the offering of the securities will be used for construction finance for the Company’s copper, nickel, precious metals development project located in Minnesota and for working capital. There were no issuances of securities under these registrations during the six months ended July 31, 2015 or the year ended January 31, 2015.

Glencore Financing
Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production. As part of the 2013 financing agreement, PolyMet and Glencore entered into a Corporate Governance Agreement whereby, from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore has the right, but not obligation, to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

The financing agreements comprise $25.0 million initial principal secured convertible debentures in calendar 2008 drawn in four tranches (Tranches A through D, together the “2008 Debentures”), $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches, $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche, $20.960 million purchase of PolyMet common shares in the Rights Offering, and $30.0 million initial principal secured debentures in calendar 2015 drawn and to be drawn in four tranches (the “2015 Debentures”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.5% of PolyMet's issued shares;

•

The 2008 Debentures are due March 31, 2016. Including capitalized and accrued interest as at July 31, 2015, these debentures are exchangeable through the exercise of an Exchange Warrant at $1.2920 per share into 26,501,973 common shares of PolyMet upon the Early Maturity Event or are repayable on March 31, 2016. The interest rate was 12-month US dollar LIBOR plus 4.0% per annum through July 31, 2015 when it was reset to LIBOR plus 8.0%. The exercise price of the exchange warrant and the number of shares issuable upon exercise are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 6,458,001 million common shares at $0.9292 per share at any time until December 31, 2016, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 111,684,795 common shares of PolyMet, representing 36.1% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.5% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

The first three tranches of the 2015 Debentures have been issued. Tranche F in the amount of $8.0 million was issued on January 30, 2015. Tranche G in the amount of $8.0 million was issued on April 15, 2015. Tranche H in the amount of $8.0 million was issued on July 1, 2015. Tranche I in the amount of $6.0 million is to be issued on or before October 1, 2015. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and mature on the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016. The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. The Company recognized the 2015 Debentures initially at fair value and subsequently accounted for the debentures at amortized cost.

On July 30, 2015, the Company amended its previous financing arrangement with Glencore. The maturity date of the 2008 Debentures and associated Exchange Warrant was extended to the earlier of the Early Maturity Event or March 31, 2016 and the interest rate was increased from 12-month US dollar LIBOR plus 4.0% to 12-month US dollar LIBOR plus 8.0% effective August 1, 2015. The purchase warrant expiration date was extended to the earlier of the Early Maturity Event or December 31, 2016 and the purchase price was reduced from $1.3022 per share to $0.9292 per share. All other terms of both the debentures and the warrants described above are unchanged. The transaction has been accounted for as a modification of the existing convertible debt with the $1.241 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Iron Range Resources & Rehabilitation Board ("IRRRB") Financing
On June 30, 2011, the Company closed a $4.0 million loan from IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. The loan is classified as current as the land exchange is expected to occur within 12 months from July 31, 2015. The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until June 30, 2016.

AG for Waterfowl, LLP ("AG") Financing
In March 2012 the Company acquired a secured interest in land owned by AG that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to AG that it has received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

In April 2015 the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial asset has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company accounted for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Rights Offering
On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

The key business objectives that the Company expected to accomplish with the proceeds of the Rights Offering were: (a) repayment of the Bridge Loan upon closing of the Rights Offering at a cost of $20.0 million (b) completion of the environmental review that is necessary for the issuance of permits required to construct and operate the NorthMet Project at a cost of approximately $17.0 million, (c) maintaining existing infrastructure at a cost of approximately $5.0 million, (d) completion of engineering needed to commence construction shortly after receipt of permits at a cost of approximately $10.0 million, and (e) initial procurement of long lead time equipment at a cost of approximately $10.0 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

As at July 31, 2015, approximate proceeds usage from the Rights Offering was as follows:

Purpose	Planned	Actual To Date	Variance	Note
Cash on hand prior to closing	$15,000	$12,986	$(2,014)	(1)
Rights Offering Proceeds	60,480	60,480	-0-
Rights Offering Expenses	(1,630)	(2,108)	(478)	(2)
Repay Bridge Loan (principal)	(20,000)	(20,000)	-0-
Environmental Review & Permitting	(17,000)	(29,488)	(12,488)	(3)
Maintain Existing Infrastructure	(5,000)	(6,363)	(1,363)	(4)
Engineering	(10,000)	(3,481)	6,519	(4)
Procure Long Lead Equipment	(10,000)	-0-	10,000	(4)
General Corporate Purposes	$(11,850)	$(12,026)	$(176)
Remaining Rights Offering Cash	$-	$-	$-

Note:
(1)	Land purchase closed before rights offering rather than after as planned.
(2)	Additional costs to clarify rights offering eligibility and assist eligible shareholders.
(3)	Additional costs to complete SDEIS, respond to public comments, and prepare FEIS.
(4)	Spending on engineering and long lead equipment was deferred where appropriate to focus on receipt of permits and to maintain existing infrastructure.

Other Financings
During the six months ended July 31, 2015 the Company issued 25,000 shares (prior year period – 75,000) pursuant to the exercise of share options for proceeds of $0.025 million (prior year period - $0.081 million).

During the six months ended July 31, 2015, the Company issued 87,826 shares (prior year period – 53,419) as partial payment for options to purchase land.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Discussion of Results

The financial results for all periods presented below have been prepared in accordance with IFRS as issued by IASB.

Summary of Quarterly Results
(All figures in thousands of U.S. dollars, except loss per share)

Three Months Ended	Jul 31 2015	Apr 30 2015	Jan 31 2015	Oct 31 2014	Jul 31 2014	Apr 30 2014	Jan 31 2014	Oct 31 2013
Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,168)	(1,343)	(1,796)	(1,131)	(1,171)	(1,391)	(2,602)	(1,373)
Other Income (Expenses)	(530)	(2,215)	(467)	(488)	(439)	(393)	(355)	(380)
Loss for the Period	(1,698)	(3,558)	(2,263)	(1,619)	(1,610)	(1,784)	(2,957)	(1,753)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Cash used in operating activities	(712)	(1,512)	(1,186)	(861)	(1,077)	(1,072)	(1,493)	(1,955)
Cash provided by (used) by financing activities	8,025	7,954	7,896	-	-	81	-	-
Cash used in investing activities	(8,078)	(5,806)	(6,258)	(6,552)	(6,227)	(8,216)	(6,215)	(6,315)

(1)	Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation expense for the three months ended:

July 31, 2015 - $0.127 million	July 31, 2014 - $0.216 million
April 30, 2015 - $0.126 million	April 30, 2014 - $0.149 million
January 31, 2015 - $0.622 million	January 31, 2014 - $1.340 million
October 31, 2014 - $0.134 million	October 31, 2012 - $0.084 million

Results fluctuate from quarter to quarter based on activity in the Company including NorthMet development and corporate activities. See additional discussion of significant items in the sections above and below.

Three months ended July 31, 2015 compared to three months ended July 31, 2014
The Company’s focus during the three months ended July 31, 2015 was to provide the Lead Agencies with input into the FEIS and permit work at the NorthMet Project and to obtain additional financing.

a)  Loss for the Period:

During the three months ended July 31, 2015, the Company incurred a loss of $1.698 million ($0.01 loss per share) compared to a loss of $1.610 million ($0.01 loss per share) during the three months ended July 31, 2014. The increase in the loss for the period was primarily attributable to financing costs as the Company evaluates financing alternatives.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

b)  Cash Flows for the Period:

Cash used in operating activities in the three months ended July 31, 2015 was $0.712 million compared to cash used in the three months ended July 31, 2014 of $1.077 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the three months ended July 31, 2015 was $8.025 million compared to cash provided in the three months ended July 31, 2014 of $nil. The increase was primarily due to funding from a non-convertible loan.

Cash used in investing activities for the three months ended July 31, 2015 was $8.078 million compared to cash used in the three months ended July 31, 2014 of $6.227 million. The increase was primarily due to efforts in the current year period surrounding the PFEIS completion.

Including the effect of foreign exchange, total cash for the three months ended July 31, 2015 decreased by $0.765 million for a balance of $9.168 million compared to the three months ended July 31, 2014 where cash decreased $7.304 million to a balance of $16.283 million.

c) Capital Expenditures for the Period:

During the three months ended July 31, 2015 the Company capitalized $7.680 million of mineral property, plant, and equipment costs related to the NorthMet Project and other fixed assets as compared to $7.533 million during the three months ended July 31, 2014.

Six months ended July 31, 2015 compared to six months ended July 31, 2014
The Company’s focus during the six months ended July 31, 2015 was to provide the Lead Agencies with input into the FEIS and permit work at the NorthMet Project and to obtain additional financing.

a)  Loss for the Period:

During the six months ended July 31, 2015, the Company incurred a loss of $5.256 million ($0.02 loss per share) compared to a loss of $3.394 million ($0.01 loss per share) during the six months ended July 31, 2014. The increase in the loss for the period was primarily attributable to a non-cash loss on disposal of Wetland Credit Intangible as the proceeds will be received over many years.

b)  Cash Flows for the Period:

Cash used in operating activities in the six months ended July 31, 2015 was $2.224 million compared to cash used in the six months ended July 31, 2014 of $2.149 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the six months ended July 31, 2015 was $15.979 million compared to cash provided in the six months ended July 31, 2014 of $0.081 million. The increase was primarily due to funding from a non-convertible loan.

Cash used in investing activities for the six months ended July 31, 2015 was $13.884 million compared to cash used in the six months ended July 31, 2014 of $14.443 million. The decrease was primarily due to efforts in the prior year period surrounding the SDEIS public comment period and review of comments received.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Including the effect of foreign exchange, total cash for the six months ended July 31, 2015 decreased by $0.129 million for a balance of $9.168 million compared to the six months ended July 31, 2014 where cash decreased $16.511 million to a balance of $16.283 million.

c)  Capital Expenditures for the Period:

During the six months ended July 31, 2015 the Company capitalized $10.749 million of mineral property, plant, and equipment costs related to the NorthMet Project and other fixed assets as compared to $16.346 million during the six months ended July 31, 2014. The decrease is primarily due to the environmental rehabilitation provision, which decreased during the current year period by $5.542 million compared with an increase during the prior year period by $1.555 million as a result of changes in the risk-free interest rate. In addition, the Company capitalized $0.100 million (prior year period $0.100 million) of wetland credit intangible costs related to wetland credit options and development agreements.

Liquidity and Capital Resources

As at July 31, 2015, the Company had a working capital deficiency of $59.093 million compared with a working capital deficiency of $31.672 million as at January 31, 2015. The large increase is the result of the non-convertible debt to Glencore being reclassified as a current liability during the period. Working capital consists primarily of cash of $9.168 million (January 31, 2015 - $9.301 million), current amounts receivable of $0.370 million (January 31, 2015 - $0.381 million), prepaid expenses of $1.114 million (January 31, 2015 - $1.108 million), accounts payable and accrued liabilities of $3.235 million (January 31, 2015 - $2.673 million), convertible debt of $34.240 million (January 31, 2015 - $33.451 million), non-convertible debt of $29.319 million (January 31, 2015 - $4.614 million) and the current portion of environmental rehabilitation provision of $2.951 million (January 31, 2015 - $1.724 million).

As at July 31, 2015, the Company has firm commitments related to the environmental review process, land options, consultants, and rent of approximately $2.5 million with the majority due over the next year and the remainder due over three years.

As at July 31, 2015, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

As at July 31, 2015, the Company has obligations to issue 3,640,000 shares under Milestone 4 of the Company’s Bonus Share Plan. Milestone 4 represents commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares.

While these condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on that assumption.

As at July 31, 2015, PolyMet had cash of $9.168 million and a working capital deficiency of $59.093 million primarily due to the $34.240 million secured convertible debt and $24.533 million secured non-convertible debt due to Glencore being classified as current liabilities. If Glencore does not exchange the convertible debt for common shares upon maturity, PolyMet will need to renegotiate the agreement or raise sufficient funds to repay this debt along with the non-convertible debt.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the ongoing financing arrangements with Glencore and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months. While in the past the Company has been successful in renegotiating debt and closing financing agreements, there can be no assurance it will be able to do so again. Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

See additional discussion in the “Summary of Recent Events and Outlook” section above and “Financial Instruments and Risk Management” section below.

Financial Instruments and Risk Management

The Company's financial instruments are classified as loans and receivables and other financial liabilities.

The carrying values of each classification of financial instrument at July 31, 2015 are:

			Other
	Loans and	Available	financial	Total carrying
	receivables	for sale	liabilities	value
Financial assets
Cash	$9,168	$-	$-	$9,168
Amounts receivable	78	2,627	-	2,705
Total financial assets	$9,246	$2,627	$-	$11,873

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,235	$3,235
Convertible debt	-	-	34,240	34,240
Non-convertible debt	-	-	29,319	29,319
Total financial liabilities	$-	$-	$66,794	$66,794

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

The carrying values of each classification of financial instrument at January 31, 2015 are:

		Other	Total
	Loans and	financial	carrying
	receivables	liabilities	value
Financial assets
Cash	$9,301	$-	$9,301
Amounts receivable	381	-	381
Total financial assets	$9,682	$-	$9,682

Financial liabilities
Accounts payable and accrued liabilities	$-	$2,673	$2,673
Convertible debt	-	33,451	33,451
Non-convertible debt	-	12,469	12,469
Total financial liabilities	$-	$48,593	$48,593

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of available for sale amounts receivable are based on cash flows discounted using a rate based on the market interest rate and the risk premium specific to the asset. The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in the “Liquidity and Capital Resources” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended July 31,
	2015 (1)	2014 (2)
Salaries and other short-term benefits	$545	$766
Other long-term benefits	20	31
Share-based payment (3)	-	84
Total	$565	$881

(1)

Six months ended July 31, 2015 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(2)

Six months ended July 31, 2014 includes Directors (Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, Michael Sill, and Frank Sims) and senior management (Jonathan Cherry, Douglas Newby, Joseph Scipioni, and Bradley Moore).

(3)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period.

There are agreements with key employees (Jonathan Cherry, Douglas J. Newby and Bradley Moore) that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 28.5% of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the six months ended July 31, 2015, the Company paid $0.950 million (July 31, 2014 - $nil) for services under this agreement. See discussion of additional transactions in the “Financing Activities” section above.

Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. The Shareholder Rights Plan is intended to provide time for shareholders to properly assess any take-over bid and to provide non-abstaining members of the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Effective December 4, 2003, the Company adopted the Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on May 28, 2004, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 9, 2013. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share held by the shareholder of the Company on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The Rights Plan expires if not reapproved at every third annual shareholder meeting.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of non-abstaining Board of Directors. Each Right entitles the registered holder to purchase one common share of the Company at the price of CDN$43.06 per share, subject to adjustment which was triggered upon close of the Rights Offering (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to purchase that number of common shares having a market value at the date of the Flip-in Event equal to twice the Exercise Price upon payment of the Exercise Price.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)      Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

(ii)      Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss on the mineral property interests was recorded for the six months ended July 31, 2015 or the year ended January 31, 2015.

(iii)      Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below:

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

IFRS 15 – Revenue from Contracts with Customers
IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers and is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 9 – Financial instruments - classification and measurement
IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

The following table summarizes the outstanding share information as at August 28, 2015:

	Number	Weighted Average
Type of Security	Outstanding	Exercise Price
Issued and outstanding common shares	276,576,088	$-
Restricted share units	1,656,336	$-
Share options	20,548,002	$1.29 *
Share purchase warrants	8,168,602	$1.09
Convertible debt including capitalized and
accrued interest	26,606,934	$1.29

*

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN$”) have been translated to the Company’s reporting currency using the exchange rate as at August 28, 2015 of US$1.00 = CDN$1.3249.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2015 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2015 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

PolyMet Mining Corp.
Management Discussion and Analysis
As at July 31, 2015 and for the three and six months ended July 31, 2015
Tabular amounts in thousands of U.S. Dollars, except for price per share and number of shares

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at January 31, 2015. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective at January 31, 2015.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at January 31, 2015, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

There have been no changes in the Company’s internal control over financial reporting during the six month period ended July 31, 2015 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.